(AIM STOCK FUNDS)

811-01474

Branch 18

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40-33

07060630

December 4, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, **letter dated November 29, 2007 regarding *Wangberger v. Janus Capital Group, No. 06-2003* regarding Notice of Proposed Amendment published by the Employee Benefits Security Administration of the Department of Labor. 72 Fed. Reg. 65,597 (Nov. 21, 2007)** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Ms. Kimberly Garber, SEC -- Fort Worth
Ms. Sandra Gonzalez, SEC -- Fort Worth

S:\srr\Litigation\MDL\Corr\L100807SEC.doc
100807 jc

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

mperry@gibsondunn.com

November 29, 2007

FILED
U.S. Court of Appeals
Fourth Circuit

Direct Dial
(202) 887-3667
Fax No.
(202) 530-9696

Client No.
46252-00038

RECEIVED
DEC 10 2007
SEC MAIL PROCESSING SECTION
WASH, D.C.
185

Patricia S. Connor, Clerk
U.S. Court of Appeals for the Fourth Circuit
110 East Main Street, Suit 501
Richmond, VA 23219

Re: *Wangberger v. Janus Capital Group*, No. 06-2003

Dear Ms. Connor:

Pursuant to Rule 28(j), I am writing to bring to the Court's attention a recent Notice of Proposed Amendment published by the Employee Benefits Security Administration of the Department of Labor. 72 Fed. Reg. 65,597 (Nov. 21, 2007) (enclosed). That Notice reiterates that Field Assistance Bulletin No. 2006-01 (the "FAB"; also enclosed) sets forth the Labor Department's current position on the "issues to be considered [by a plan fiduciary] when the need arises to allocate settlement proceeds among different classes of participants and beneficiaries." 72 Fed. Reg. at 65,601 n.14.

As discussed in appellees' brief (at pages 32-33), the FAB makes clear the Department's view that a plan fiduciary "may properly decide to allocate the proceeds" of litigation "to current participants," even were such an allocation "may be seen as disadvantaging" others who may claim entitlement to the funds, such as persons who were participants at the time of the wrongdoing but have since taken a distribution. FAB at 8. Moreover, the FAB makes clear that the fiduciary "may reasonably conclude that certain participant-level allocations ... may instead be used for other permissible plan purposes, such as the payment of reasonable expenses of administering the plan." FAB at 9. In either situation, former employees would not receive a *pro rata* allocation of the proceeds.

The FAB, as reconfirmed by the November 21 Notice, is flatly inconsistent with the litigating position taken by the Secretary of Labor in her *amicus* brief in this case, which argues that former employees "will" receive an additional allocation in the event of a recovery by the plan.

DOL Br. 12. It also contravenes the assumption, made by several courts of appeals and repeated by plaintiffs, that proceeds "must" be distributed to former employees, as opposed to, say, being allocated to current participants. *Graden v. Conexant Systems, Inc.*, 496 F.3d 291, 302 (3d Cir. 2007); *see also Harzewski v. Guidant Corp.*, 489 F.3d 799, 803-04 (7th Cir. 2007).

We would appreciate your circulating this letter to the panel assigned to this case, which is scheduled for argument on December 5, 2007.

Respectfully submitted,

Mark A. Perry

MAP/dl
cc: All Counsel
100346165_1.DOC

FIELD ASSISTANCE BULLETIN NO. 2006-01

DATE: APRIL 19, 2006

MEMORANDUM FOR: VIRGINIA C. SMITH, DIRECTOR OF ENFORCEMENT
REGIONAL DIRECTORS

FROM: ROBERT J. DOYLE
DIRECTOR OF REGULATIONS AND INTERPRETATIONS

SUBJECT: THE DISTRIBUTION TO PLANS OF SETTLEMENT PROCEEDS RELATING TO LATE TRADING AND MARKET-TIMING

ISSUE:

What are the duties and responsibilities under ERISA of independent distribution consultants (IDCs), plan service-providers and fiduciaries with respect to the allocation and distribution of mutual fund settlement proceeds to plans and plan participants?

BACKGROUND:

Pursuant to Orders entered by the Securities and Exchange Commission (SEC) in several SEC enforcement matters alleging late trading and market timing activities, SEC distribution funds have been created for the purpose of making distributions to investors who suffered losses as a result of the conduct alleged in the matters. For each relevant mutual fund or series of funds, an independent distribution consultant (IDC) has been or will be appointed pursuant to SEC Orders to establish a plan to distribute the monies from the settlement fund to appropriate fund shareholders, subject to the SEC's approval.

A number of ERISA-covered plans will be entitled to settlement proceeds by virtue of their mutual fund investments. In some cases, plans will be the shareholder of record and receive their settlement distribution directly from the settlement fund. In other cases, an intermediary, e.g., a broker-dealer, underwriter, and/or record-keeper, will be the shareholder of record and plans, as well as non-plan investors, will receive their settlement distribution based on their interest in an "omnibus account" operated by the intermediary. When an intermediary is involved, we understand that distribution plans may provide an intermediary with the option of either receiving the settlement proceeds in a lump sum and making the requisite distribution of proceeds to the individual investors in its omnibus account or providing the IDC the necessary client and transaction records, based on which the IDC will make distributions to the individual investors. In other instances, we understand that distribution plans will provide that the IDC will allocate and distribute settlement proceeds directly to all beneficial shareholders, including plans.

Under certain settlement agreements, mutual fund companies or settling parties may agree to pay the costs associated with allocations and distributions made by the IDCs with respect to omnibus account clients of intermediaries. However, in most instances it is anticipated that settlements will not provide for the costs associated with allocations among plans or, at the plan level, among plan participants and beneficiaries.

A number of issues have been raised by IDCs, intermediaries, plan sponsors, plan-level fiduciaries, and others regarding the application of ERISA's fiduciary responsibility rules to the distribution and allocation of these settlement proceeds. Among the issues raised are questions about whether and/or when settlement proceeds will become "plan assets" under ERISA and when an intermediary or other plan service-provider may become a "fiduciary" by virtue of its receipt and investment of such proceeds. Other issues concern the duties of a plan fiduciary with respect to the allocation of such proceeds among plans and participants and beneficiaries.

This bulletin provides general guidance to EBSA regional offices regarding the Department's views on the application of ERISA's fiduciary rules to parties involved in the distribution and allocation of mutual fund settlement proceeds to employee benefit plans and among the participants and beneficiaries of such plans.

ANALYSIS:

Independent Distribution Consultants (IDCs) – Allocation among shareholders

In light of the fact that some ERISA-covered employee benefit plans, as investors in the relevant mutual funds, will be entitled to a portion of the mutual fund settlement proceeds, questions have been raised as to whether an IDC, in developing and implementing a distribution plan, is subject to ERISA's fiduciary rules. It is the view of the Department that the development and implementation of settlement fund distribution plans will not, in and of itself, cause an IDC to become a fiduciary under ERISA.

Section 3(21) of ERISA defines a fiduciary as one who has or exercises discretionary authority or control in the administration or management of an employee benefit plan or exercises any authority or control respecting management or disposition of its assets. In determining whether particular funds constitute plan assets, the Department has issued regulations describing what constitutes plan assets with respect to a plan's investment in other entities and with respect to participant contributions. *See* 29 C.F.R. § § 2510.3-101 and 2510.3-102. The Department also has indicated that the assets of an employee benefit plan generally are to be identified in other situations on the basis of "ordinary notions of property rights."[1]

As discussed above, IDCs are appointed pursuant to SEC Orders to establish a plan to distribute the monies from the settlement fund to affected shareholders, and prior to implementation, distribution plans must be approved by the SEC. The IDC, in this capacity, has not been engaged to act on behalf of an employee benefit plan or plans and is not an agent of the plans. Moreover, we have been informed by the SEC that no mutual fund investor, including employee benefit plan investors, has an interest in or claims against settlement fund proceeds prior to their distribution to the affected shareholders.[2] For these reasons, in our view, under the regulations and applying ordinary notions of property rights, settlement fund proceeds, in whole or in part, would not constitute plan assets prior to their distribution by an IDC to affected plan shareholders or intermediaries acting on their behalf. Accordingly, an IDC, in developing and implementing a distribution plan, would not be exercising any authority or control in the administration or management of an employee benefit plan or its assets. Therefore, the development and implementation of settlement fund distribution plans will not, in and of itself, cause an IDC to become a fiduciary under ERISA.

This conclusion would not be affected by the fact that the IDC, as part of its distribution plan, applied a *de minimis* threshold for determining which shareholders, including plans, received distributions, or imposed conditions on the receipt of a distribution, such as conditioning receipt on the use of a particular allocation methodology at the participant-level[3] or furnishing a report to the IDC on how the distributed funds were allocated among participants.

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[1] *See* Advisory Opinion 2005-08A (May 11, 2005) and Advisory Opinion 92-24A (November 11, 1992).

[2] *See generally* 17 C.F.R. § 201.1100, *et. seq.* (SEC Rules on Fair Fund and Disgorgement Plans).

[3] Among other things, an allocation methodology might include the use of a particular algorithm or a restriction on the depositing of proceeds in the forfeiture account of a plan.

Intermediaries – Allocation among omnibus account clients

Unlike IDCs acting under the auspices of the SEC, intermediaries, in receiving settlement fund proceeds, will be acting on behalf of their omnibus account clients, including employee benefit plan clients.[4] The omnibus account clients, therefore, will have a beneficial interest in the settlement fund proceeds received by the intermediary, without regard to whether determinations have been made as to the specific entitlement of each omnibus account client. Accordingly, applying ordinary notions of property rights, settlement fund proceeds received by intermediaries on behalf of employee benefit plan clients will constitute plan assets and, as such, will be required to be held in trust and managed in accordance with the fiduciary responsibility provisions of Part 4 of Title I of ERISA.[5]

Without regard to whether an intermediary was a fiduciary with respect to an employee benefit plan prior to receiving a distribution of settlement proceeds, an intermediary receiving proceeds on behalf of an employee benefit plan would, in the view of the Department, be assuming fiduciary responsibilities upon receipt of such proceeds as a result of having discretionary authority or control respecting administration or management of an ERISA plan or exercising any authority or control respecting management or disposition of plan assets. The Department notes that the decision by an intermediary, who is not otherwise a fiduciary, to decline to receive a settlement fund distribution on behalf of its omnibus account clients would not, in and of itself, be viewed as a fiduciary decision. The intermediary's decision or related actions, however, may nonetheless give rise to fiduciary liability if such actions adversely affect the plan's right to receive proceeds in accordance with the IDC's plan of distribution.[6]

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[4] Some IDC plans may include ERISA plans within the definition of "intermediaries." This discussion of intermediaries is intended to include only those intermediaries that are not ERISA plans. Where ERISA plans are themselves shareholders of record, the fiduciaries of such plans are generally acting in a fiduciary capacity with respect to the settlements.

[5] For example, any deposit of proceeds in funds managed by an intermediary or affiliate would be a transaction prohibited by section 406 of ERISA unless a relevant statutory or administrative exemption applies.

[6] For example, if an intermediary elects not to receive settlement fund proceeds on behalf of its employee benefit plan clients and also refuses to provide client records and other information necessary for an IDC to make the required distributions, the intermediary would be considered to be effectively exercising discretion or control over plan assets and, thereby, subject to ERISA's fiduciary standards because its actions will have prevented the plan from receiving a share of the settlement.

As noted above, an intermediary in receipt of settlement fund proceeds will be required to hold the proceeds in trust and manage those proceeds in accordance with the fiduciary responsibility provisions of Part 4 of Title I. Among other things, an intermediary in discharging its responsibilities to act prudently and solely in the interest of plan participants and beneficiaries, in accordance with section 404(a) of ERISA, may have to invest the proceeds pending the development and/or implementation of a plan for distributing the proceeds to individual omnibus account clients. In such instances, the intermediary may also be responsible for developing and/or implementing a plan for allocating settlement proceeds among individual omnibus account clients.

If an IDC, as part of its distribution plan approved by the SEC, makes available to an intermediary or requires, as a condition to the distribution, that the intermediary utilize a particular methodology for allocating settlement fund proceeds among individual omnibus account clients, the Department will, as an enforcement matter, view the application of such methodology to the allocation of settlement fund proceeds among individual omnibus account clients as satisfying the requirements of section 404(a) with respect to the methodology for allocating assets to employee benefit plans. We note that while the use of a particular allocation methodology may be considered prudent, fiduciaries also need to ensure that implementation of the methodology (e.g., making allocations and distributions in accordance with such methodology) is carried out in a prudent manner.

In some instances, the intermediary will be responsible both for developing and implementing the plan for allocating proceeds among its omnibus account clients. As fiduciaries, intermediaries must be prudent in the selection of the method of allocating the proceeds among its clients in an omnibus account, including plans. Prudence in such instances would, at a minimum, require a process by which the fiduciary chooses a methodology where the proceeds of the settlement would be allocated, where possible, to the affected clients in relation to the impact the late trading and market timing activities may have had on the particular plan. However, prudence would also require a process by which the fiduciary weighs the costs and ultimate benefit to the clients associated with achieving that goal. For example, there may be instances where the cost of allocating an amount to a particular plan may exceed the projected amount of the proceeds with respect to which the plan might be entitled under a prudent methodology. In such instances (*i.e.*, where the cost to the plan is projected to exceed the benefit to the plan), an allocation plan would not be considered imprudent merely because it included an objective formula pursuant to which amounts otherwise allocable to a plan are forfeited and reallocated among other omnibus account clients, provided that any such formula applies to all omnibus account clients, not just employee benefit plans, and does not permit the exercise of discretion by the intermediary.

Further, it is our view that an allocation plan would not fail to be "solely in the interest of participants," for purposes of section 404(a)(1), merely because the allocation methodology does not result in an exact reflection of transactional activity of the clients, provided such method is reasonable, fair and objective. For example, if a fiduciary determines that it would be more cost-effective to do so, it may allocate the proceeds among clients in an omnibus account according to the average share or dollar balance of the clients' investment in the mutual fund during the relevant period.

In some instances, the services rendered by intermediaries in connection with the receipt, allocation and/or distribution of settlement fund proceeds may involve services or compensation not contemplated in the service provider agreement between the employee benefit plan(s) and the intermediary. While an intermediary may charge plans for any direct expenses incurred in connection with receipt, allocation and/or distribution of settlement fund proceeds, an intermediary, as a plan fiduciary, cannot compensate itself from plan assets beyond direct expenses without violating the prohibited transaction rule of section 406 of ERISA.[7]

If the receipt, allocation and/or distribution services of the intermediary, and compensation for such services, are carried out in accordance with the directions and approval of appropriate plan fiduciaries, the intermediary may be able to avoid fiduciary status and issues relating to self-dealing under ERISA. However, determinations as to whether approval by a plan fiduciary has occurred would be factual in nature and would involve considerations such as language in relevant service contracts or whether the intermediary has disclosed to its employee benefit plan clients sufficient information concerning its proposed administration of the settlement proceeds so that the plan client reasonably can approve the arrangement based upon its understanding of the arrangement and related expenses.[8]

In some instances, an intermediary may receive settlement proceeds with respect to plans that have, since the event leading to the settlement, hired a new record

[7] Advisory Opinion Nos. 2001-10A (December 14, 2001), 93-06A (March 11, 1993).
[8] *See* Field Assistance Bulletin 2002-3 (November 5, 2002). *See also* Advisory Opinion 2001-02A (February 15, 2001). In this advisory opinion involving demutualization proceeds distribution, Prudential provided the policyholder advance notice of the allocation options and a reasonable period of time (here at least 60 days) to select an option. As long as the plan fiduciary actually chose the default allocation, its failure affirmatively to communicate that decision to Prudential did not cause Prudential to become a fiduciary by implementing that option.

keeper or intermediary for investments made by the plan. In such instances, the intermediary in receipt of the proceeds would still be considered a fiduciary with respect to plan assets in its possession and would be expected to transfer the assets to the plan's new record keeper or to an appropriate fiduciary of the plan.

An intermediary may also receive proceeds on behalf of plans that have terminated. In such instances, an intermediary should make reasonable efforts to deliver such assets to a responsible plan fiduciary (most likely, the plan sponsor) for distribution to plan participants or other appropriate disposition. If the intermediary is unable to locate a responsible plan fiduciary after a reasonable and diligent search, the intermediary may reallocate such proceeds among its other clients. Under no circumstances may an intermediary retain such assets for its own use.

Plan Fiduciary – Allocation among participants and beneficiaries

The following discussion focuses on the obligations of the plan fiduciary in allocating settlement fund proceeds among the plan's participants and beneficiaries. For purposes of this discussion, the fiduciary might be the plan sponsor, intermediary or other person charged with allocating the proceeds among participants and beneficiaries.

Similar to the allocation of settlement fund proceeds among plans, if an IDC, as part of its distribution plan approved by the SEC, requires, as a condition to the distribution, that the fiduciary utilize a particular methodology for allocating settlement fund proceeds among plan participants and beneficiaries, the Department will, as an enforcement matter, view the application of such methodology to the allocation of proceeds among participants and beneficiaries as satisfying the requirements of section 404(a) with respect to the methodology for allocating assets to participants and beneficiaries.

If an IDC's distribution plan provides, but does not require the use of, a methodology for allocating proceeds among plan participants and beneficiaries, the Department also will, as an enforcement matter, view the use of such methodology as satisfying the requirements of section 404(a)(1)(A) and (B) of ERISA with respect to a methodology for allocating assets to participants and beneficiaries. As noted above, while the use of a particular allocation methodology may be treated as prudent, fiduciaries also need to ensure that implementation of the IDC allocation methodology (*e.g.*, making allocations to participants and beneficiaries in accordance with the methodology) is carried out in a prudent manner.

In the absence of guidance in the IDC's distribution plan with respect to allocations to a plan's participants and beneficiaries, fiduciaries must select a method or methods for allocating proceeds. In this regard, a plan fiduciary must be prudent in the selection of a method of allocating settlement proceeds among plan participants. Prudence in such instances, at a minimum, would require a process by which the fiduciary chooses a methodology where the proceeds of the settlement would be allocated, where possible, to the affected participants in relation to the impact the market timing and late trading activities may have had on the particular account. However, prudence would also require a process by which the fiduciary weighs the costs to the plan or the participant accounts and ultimate benefit to the plan or the participants associated with achieving that goal.

In addition, a fiduciary's decision must satisfy the "solely in the interest of participants" standard of section 404(a)(1) of ERISA. In this regard, a method of allocation would not fail to be "solely in the interest of participants" merely because the selected method may be seen as disadvantaging some affected participants or groups of participants. In deciding on an allocation method, the plan fiduciary may properly weigh the competing interests of various participants or classes of plan participants (e.g., affected versus current participants) and the effects of the allocation method on those participants provided a rational basis exists for the selected method and such method is reasonable, fair and objective. For example, if a fiduciary determines that plan records are insufficient to reasonably determine the extent to which participants invested in mutual funds during the relevant period should be compensated, the fiduciary may properly decide to allocate the proceeds to current participants invested in the mutual fund based upon a reasonable, fair and objective allocation method. Similarly, if a plan fiduciary determines that the cost to allocate the proceeds among participants whose accounts were invested in the mutual fund during the entirety of the relevant period approximates the amount of the proceeds, the fiduciary may properly decide to allocate the proceeds to current participants invested in the mutual fund based upon a reasonable, fair and objective allocation method.

As plan assets, the proceeds of the settlement may not be used to benefit employers, fiduciaries or other parties in interest with respect to the plan. Sections 403(c) and 406 of ERISA. Such proceeds should not be used to offset an employer's future contributions to the plan, unless such use is permissible under the terms of the plan and would not violate applicable provisions of the Internal Revenue Code (e.g., such as when amounts involved would be considered "forfeitures" under the terms of the plan). However, we believe that a plan fiduciary, consistent with its obligations under sections 404 and 406,[9] may reasonably conclude that certain participant-level allocations that are not "cost-effective" (e.g., allocations to participant accounts of *de minimis* amounts) may instead be used for other permissible plan purposes, such as the payment of reasonable expenses of administering the plan.

It is the view of the Department that compliance with ERISA's fiduciary rules generally will require that a fiduciary accept a distribution of settlement proceeds. The Department recognizes, however, that in rare instances the cost attendant to the receipt and distribution of such proceeds may exceed the value of such proceeds to the plan's participants. In such instances, and provided that there is no other permissible use for such proceeds by the plan (e.g., payment of plan administrative expenses), it might be appropriate for a plan fiduciary to not accept the settlement distribution.

CONCLUSION

SEC settlement fund proceeds resulting from market timing and late trading activities will not be considered "plan assets" until distributed from the settlement fund. A party will be a fiduciary to the extent it exercises any authority or control over such plan assets following distribution by an IDC.

Settlement fund proceeds will upon distribution to a plan or an intermediary constitute plan assets and. therefore, will be required to be held in trust and managed in accordance with ERISA's fiduciary responsibility rules. In general, as an enforcement matter, plan fiduciaries and intermediaries will be considered to satisfy their fiduciary duty to prudently select a method for allocating settlement proceeds if they utilize an allocation methodology provided or required by an IDC in a distribution plan approved by the SEC.

While plan fiduciaries generally have flexibility in designing a methodology for allocating settlement fund proceeds among the plan's participants and beneficiaries, plan fiduciaries must ensure that the selected methodology does not otherwise violate the prudence and "solely in the interest" requirements of section 404(a).

Finally, plan fiduciaries should document appropriately the plan's receipt and use of such settlement proceeds and work closely with their record-keepers and other service-providers in completing the process.

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[9] A violation of section 406 would arise, for example, if the plan document provides that the employer would pay plan expenses.

Questions concerning the information contained in this Bulletin may be directed to the Division of Fiduciary Interpretations, Office of Regulations and Interpretations, 202.693.8510.

be submitting the following information collection request to the Office of Management and Budget (OMB) for review and approval in accordance with the Paperwork Reduction Act of 1995. The proposed information collection is published to obtain comments from the public and affected agencies. This proposed information collection was previously published in the Federal Register Volume 72, Number 164, page 48682 on August 24, 2007, allowing for a 60-day comment period.

The purpose of this notice is to allow for an additional 30 days for public comment until December 21, 2007. This process is conducted in accordance with 5 CFR 1320.10.

Written comments and/or suggestions regarding the items contained in this notice, especially the estimated public burden and associated response time, should be directed to the Office of Management and Budget, Office of Information and Regulatory Affairs, *Attention:* Department of Justice Desk Officer, Washington, DC 20503. Additionally, comments may be submitted to OMB via facsimile to (202) 395-5806.

Written comments and suggestions from the public and affected agencies concerning the proposed collection of information are encouraged. Your comments should address one or more of the following four points:

—Evaluate whether the proposed collection of information is necessary for the proper performance of the functions of the agency, including whether the information will have practical utility;
—Evaluate the accuracy of the agencies estimate of the burden of the proposed collection of information, including the validity of the methodology and assumptions used;
—Enhance the quality, utility, and clarity of the information to be collected; and
—Minimize the burden of the collection of information on those who are to respond, including through the use of appropriate automated, electronic, mechanical, or other technological collection techniques or other forms of information technology, e.g., permitting electronic submission of responses.

Overview of This Information Collection:

(1) *Type of Information Collection:* Extension of a currently approved collection.

(2) *Title of the Form/Collection:* Drug Questionnaire (DEA Form 341).

(3) Agency form number, if any, and the applicable component of the Department sponsoring the collection: *Form number:* DEA Form 341.

Component: Human Resources Division, Drug Enforcement Administration, U.S. Department of Justice.

(4) Affected public who will be asked or required to respond, as well as a brief abstract:

Primary: Individuals.

Other: none.

Abstract: DEA Policy states that a past history of illegal drug use may be a disqualification for employment with DEA. This form asks job applicants specific questions about their personal history, if any, of illegal drug use.

(5) An estimate of the total number of respondents and the amount of time estimated for an average respondent to respond: It is estimated that 31,800 respondents will respond annually, taking 5 minutes to complete each form.

(6) An estimate of the total public burden (in hours) associated with the collection: 2,650 annual burden hours.

If additional information is required contact: Lynn Bryant, Department Clearance Officer, United States Department of Justice, Justice Management Division, Policy and Planning Staff, Patrick Henry Building, Suite 1600, 601 D Street, NW., Washington, DC 20530.

Dated: November 15, 2007.

Lynn Bryant,

Department Clearance Officer, PRA, Department of Justice.

[FR Doc. E7-22719 Filed 11-20-07; 8:45 am]

BILLING CODE 4410-09-P

EMPLOYEE BENEFITS SECURITY ADMINISTRATION

[Application No. D-11337]

Proposed Amendment to the Class Exemption for the Release of Claims and Extensions of Credit in Connection With Litigation

AGENCY: Employee Benefits Security Administration, Department of Labor.

ACTION: Notice of proposed amendment to a class exemption.

SUMMARY: This document contains a notice of a proposed amendment to a class exemption from certain prohibited transaction restrictions of the Employee Retirement Income Security Act of 1974 (ERISA or the Act) and from certain taxes imposed by the Internal Revenue Code of 1986, as amended (the Code). The proposed amendment to the class exemption, PTE 2003-39 (68 FR 75632, Dec. 31, 2003), would apply to transactions engaged in by a plan in connection with the settlement of litigation, including bankruptcy litigation. This amendment is being proposed in response to requests from practitioners and independent fiduciaries who sought an expansion of the types of consideration that plans could accept in connection with the settlement of litigation. The proposed exemption, if granted, would affect all employee benefit plans, the participants and beneficiaries of such plans, and parties in interest with respect to those plans engaging in the described transactions.

DATES: Written comments and requests for a public hearing shall be submitted to the Department before January 22, 2008.

DATES: *Effective Date:* If adopted, the proposed amendments would be effective as of date of publication of the final amendments in the **Federal Register**.

ADDRESSES: All written comments and requests for a public hearing (preferably 3 copies) should be sent to: U.S. Department of Labor, Employee Benefits Security Administration, Room N-5700, 200 Constitution Avenue, NW., Washington, DC 20210, Attention: Proposed Amendment to Plan Settlement Class Exemption. Commenters are encouraged to submit responses electronically by e-mail to *e-OED@dol.gov*, or by using the Federal eRulemaking portal at *www.regulations.gov*. All responses will be available for public inspection in the Public Disclosure Room, Employee Benefits Security Administration, U.S. Department of Labor, Room N-1513, 200 Constitution Avenue, NW., Washington, DC 20210, and online at *www.regulations.gov* and *http://www.dol.gov/ebsa*.

FOR FURTHER INFORMATION CONTACT: Brian Buyniski, Office of Exemption Determinations, Employee Benefits Security Administration, U.S. Department of Labor, Washington DC 20210 (202) 693-8540 (not a toll-free number).

SUPPLEMENTARY INFORMATION: This document contains a notice that the Department is proposing an amendment to a class exemption from the restrictions of sections 406(a) and 407(a) of the Act and from the sanctions resulting from the application of section 4975 of the Code, by reason of section 4975(c)(1)(A) through (D) of the Code. The exemption described herein is being proposed by the Department on its own motion pursuant to section 408(a) of the Act and section 4975(c)(2) of the Code, and in accordance with the procedures set forth in 29 CFR part 2570 subpart B (55 FR 32836, August 10, 1990).[1]

Executive Order 12866 Statement

Under Executive Order 12866, the Department must determine whether a regulatory action is "significant" and therefore subject to the requirements of the Executive Order and subject to review by the Office of Management and Budget (OMB). Under section 3(f), the order defines a "significant regulatory action" as an action that is likely to result in a rule (1) having an annual effect on the economy of $100 million or more, or adversely and materially affecting a sector of the economy, productivity, competition, jobs, the environment, public health or safety, or State, local or tribal governments or communities (also referred to as "economically significant"); (2) creating serious inconsistency or otherwise interfering with an action taken or planned by another agency; (3) materially altering the budgetary impacts of entitlement grants, user fees, or loan programs or the rights and obligations of recipients thereof; or (4) raising novel legal or policy issues arising out of legal mandates, the President's priorities, or the principles set forth in the Executive Order.

Pursuant to the terms of the Executive Order, it was determined that this action is not "significant" under Section 3(f)(4) of the Executive Order. Accordingly, this action has not been reviewed by OMB.

Paperwork Reduction Act

In accordance with the Paperwork Reduction Act of 1995 (44 U.S.C. 3501–3520) (PRA 95), the Department submitted the information collection request (ICR) included in the Class Exemption For Release of Claims and Extensions of Credit in Connection with Litigation (the "Class Exemption") to the Office of Management and Budget (OMB) for review and clearance at the time the class exemption was published in the **Federal Register** (68 FR 75632, December 31, 2003) under OMB control number 1210–0091. The ICR was renewed by OMB on May 11, 2006.

As part of its continuing effort to reduce paperwork and respondent burden, the Department of Labor conducts a preclearance consultation program to provide the general public and Federal agencies with an opportunity to comment on proposed and continuing collections of information in accordance with the Paperwork Reduction Act of 1995 (PRA 95) (44 U.S.C. 3506(c)(2)(A)). This helps to ensure that the public understands the Department's collection instructions, respondents can provide the requested data in the desired format, the reporting burden (time and financial resources) is minimized, and the Department can properly assess the impact of collection requirements on respondents.

Currently, the Department is soliciting comments concerning the information collection request (ICR) included in the Proposed Amendment to the Class Exemption for the Release of Claims and Extensions of Credit in Connection with Litigation. A copy of the ICR may be obtained by contacting the person listed in the PRA Addressee section below.

The Department has submitted a copy of amendment to OMB in accordance with 44 U.S.C. 3507(d) for review of its information collections. The Department and OMB are particularly interested in comments that:

Evaluate whether the collection of information is necessary for the proper performance of the functions of the agency, including whether the information will have practical utility;

Evaluate the accuracy of the agency's estimate of the burden of the collection of information, including the validity of the methodology and assumptions used;

Enhance the quality, utility, and clarity of the information to be collected; and

Minimize the burden of the collection of information on those who are to respond, including through the use of appropriate automated, electronic, mechanical, or other technological collection techniques or other forms of information technology, e.g., by permitting electronic submission of responses.

Comments should be sent to the Office of Information and Regulatory Affairs, Office of Management and Budget, Room 10235, New Executive Office Building, Washington, DC 20503; Attention: Desk Officer for the Employee Benefits Security Administration. Although comments may be submitted through January 22, 2008, OMB requests that comments be received within 30 days of publication of the Proposed Amendment to the Class Exemption for the Release of Claims and Extensions of Credit in Connection with Litigation to ensure their consideration.

PRA Addressee: Address requests for copies of the ICR to Gerald B. Lindrew, Office of Policy and Research, U.S. Department of Labor, Employee Benefits Security Administration, 200 Constitution Avenue, NW., Room N–5718, Washington, DC 20210. Telephone: (202) 693–8410; Fax: (202) 219–5333. These are not toll-free numbers. A copy of the ICR also may be obtained at *http://www.RegInfo.gov*.

The Class Exemption contains the following information collections:

Written Settlement Agreement. The terms of the settlement must be specifically described in a written agreement or consent decree.

Acknowledgement by Fiduciary. The fiduciary acting on behalf of the plan must acknowledge in writing that s/he is a fiduciary with respect to the settlement of the litigation.

The proposed amendment would expand the scope of non-cash consideration that may be accepted by an Authorizing Fiduciary on behalf of the plan in connection with the settlement of litigation (subject to additional conditions) to include the following: (i) Employer securities, including bonds, and stock rights or warrants to acquire employer stock; (ii) a written promise by the employer to increase future contributions to the plan (as valued by a qualified appraiser); and/or (iii) a written agreement to adopt future plan amendments or provide additional employee benefits as approved by the Authorizing Fiduciary without an independent appraisal ("benefit enhancements").

The proposed amendment to the class exemption would modify the written settlement agreement information collection by requiring the agreement to specifically describe (i) the employer securities and written promises of future employer contributions (and the methodology for determining the fair market value of such consideration) that has been tendered as consideration in settlement of litigation and/or (ii) benefit enhancements as approved by the Authorizing Fiduciary that are provided to the plan as consideration for settlement. Because it is usual and customary business practice to express the terms of a settlement in writing with some degree of detail, no additional hour burden has been accounted for this provision of the proposed amendment.

The 2007 proposed amendment also would modify the information collection associated with the Fiduciary Acknowledgment by requiring the Authorizing Fiduciary to acknowledge its fiduciary responsibility for the approval of an attorney's fee award in connection with the settlement in writing. The Department expects the Authorizing Fiduciary to incorporate

[1] Section 102 of Reorganization Plan No. 4 of 1978, 5 U.S.C. app. at 214 (2000) generally transferred the authority of the Secretary of Treasury to issue exemptions under section 4975(c)(2) of the Code to the Secretary of Labor. In the discussion of the exemption, references to specific provisions of the Act should be read to refer as well to the corresponding provisions of section 4975 of the Code.

this acknowledgement into the investment management or trustee agreement outlining the terms and conditions of the fiduciary's retention as a plan service provider, and that this agreement will already be in existence as part of usual and customary business practice. The additional hour burden attributable to the acknowledgement provided in the proposed amendment is negligible; therefore, the Department has not increased the overall hour burden for this provision of the proposed amendment.

I. Background

Based upon feedback from practitioners and independent fiduciaries working to settle litigation in accordance with PTE 2003–39, the Department proposes to expand the type of consideration that can be accepted by an employee benefit plan in settlement of litigation. While the Department encourages cash settlements, it recognizes that there are situations in which it may be in the interest of participants and beneficiaries to accept consideration other than cash in exchange for releasing the claims of the plan and/or the plan fiduciary. In addition, because ERISA does not permit plans to hold employer-issued stock rights, warrants, or most bonds, without an individual exemption,[2] the transactions covered by the class exemption have been expanded to include acquisition, holding, and disposition of employer securities received in settlement of litigation, including bankruptcy litigation. Other amendments seek to clarify the scope of the duties of the independent fiduciary charged with responsibility for settling litigation.

In this regard, the prohibited transaction provisions of the Act generally prohibit transactions between a plan and a party in interest (including a fiduciary) with respect to such plan. Specifically, section 406(a) of the Act states that:

(1) A fiduciary with respect to a plan shall not cause the plan to engage in a transaction, if he knows or should know that such transaction constitutes a direct or indirect—

(A) Sale or exchange, or leasing, of any property between the plan and a party in interest;

(B) Lending of money or other extension of credit between the plan and a party in interest;

(C) Furnishing of goods, services, or facilities between the plan and a party in interest;

(D) Transfer to, or use by or for the benefit of, a party in interest, of any assets of the plan; or

(E) Acquisition, on behalf of the plan, of any employer security or employer real property in violation of section 407(a).

(2) No fiduciary who has authority or discretion to control or manage the assets of a plan shall permit the plan to hold any employer security or employer real property if he knows or should know that holding such security or real property violates section 407(a).

II. Description of Existing Relief

The class exemption for the release of claims and extensions of credit in connection with litigation provides limited relief. Since conflicted fiduciaries are not permitted to have a role under the exemption in settling the litigation, no relief is provided from the self-dealing provisions of ERISA. The current exemption permits the release of the plan's or the plan fiduciary's claim against a party in interest in exchange for consideration, and related extensions of credit. No relief is provided for any prohibited transactions that are part of the underlying claims in the litigation, or any new prohibited transactions that may be proposed in settlement of litigation.[3]

In those situations where the prohibited transaction at issue is "corrected" in compliance with section 4975(f)(5) of the Code, this exemption will not be necessary because correcting a prohibited transaction under section 4975 of the Code does not give rise to a prohibited transaction under Title I of the Act.[4] Additionally, there is no prohibited transaction if the plan receives consideration,[5] but does not have to relinquish its cause of action, or other assets. Finally, if the dispute involves the provision of services or incidental goods by a service provider, the settlement may fall within the statutory exemption under section 408(b)(2) of the Act.[6]

The exemption is not available where a party in interest is suing an employee benefit plan, unless the party in interest is suing on behalf of the plan pursuant to section 502(a)(2) or (3) of ERISA, in their capacity as a participant, beneficiary, or fiduciary. Further, it is the view of the Department that, in general, no exemption is needed to settle benefits disputes,[7] including subrogation cases.

The operative language of the current class exemption provides as follows:

Section I. Covered Transactions

Effective January 1, 1975, the restrictions of section 406(a)(1)(A), (B) and (D) of the Act, and the taxes imposed by section 4975(a) and (b) of the Code, by reason of section 4975(c)(1)(A), (B) and (D) of the Code, shall not apply to the following transactions, if the relevant conditions set forth in sections II through III below are met:

(a) The release by the plan or a plan fiduciary, of a legal or equitable claim against a party in interest in exchange for consideration, given by, or on behalf of, a party in interest to the plan in partial or complete settlement of the plan's or the fiduciary's claim.

(b) An extension of credit by a plan to a party in interest in connection with a settlement whereby the party in interest agrees to repay, over time, an amount owed to the plan in settlement of a legal or equitable claim by the plan or a plan fiduciary against the party in interest.

Section II. Conditions Applicable to All Transactions

(a) There is a genuine controversy involving the plan. A genuine controversy will be deemed to exist where the court has certified the case as a class-action.

(b) The fiduciary that authorizes the settlement has no relationship to, or interest in, any of the parties involved in the litigation, other than the plan, that might affect the exercise of such person's best judgment as a fiduciary.

(c) The settlement is reasonable in light of the plan's likelihood of full recovery, the risks and costs of litigation, and the value of claims foregone.

(d) The terms and conditions of the transaction are no less favorable to the plan

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[2] For example, PTE 2004–03, Lodgian 401(k) Plan and Trust Agreement, 69 FR 7506, 7509 (Feb. 14, 2004) (warrants); PTE 2003–33, Liberty Media 401(k) Savings Plan, 68 FR 64657 (Nov. 14, 2003) (stock rights); PTE 2002–02, The Golden Retirement Savings Program and The Golden Security Program, 67 FR 1242, 1243 (Jan. 9, 2002) (warrants).

[3] Where the Department of Labor (DOL) and/or the Internal Revenue Service (IRS) is a party to the litigation, new prohibited transactions may be permitted to resolve litigation pursuant to PTE 79–15, Class Exemption for Certain Transactions Authorized or Required by Judicial Order or Judicially Approved Settlement Decree, 44 FR 26979 (May 8, 1979). DOL may also enter into a voluntary settlement with parties covered by ERISA, in which case any prospective prohibited transactions may be covered by the Class Exemption to Permit Certain Transactions Authorized Pursuant to Settlement Agreements between the Department of Labor and Plans, PTE 94–71, 59 FR 51216 (Oct. 7, 1994).

[4] It should be noted that the Department of the Treasury has authority to issue regulations, rulings and opinions regarding the term "correction" as defined in section 4975 of the Code. Reorg. Plan No. 4 of 1978, 5 U.S.C. App. at 214 (2000). Treas. Reg. section 53.4941(e)–1(c)(1) (1986) (excise taxes on private foundations) applies to "correction" of prohibited transactions under section 4975(f) of the Code (dealing with pension excise taxes) by reason of Temp. Treas. Reg. section 141.4975–13 (1986).

[5] Parties entering into such arrangement should review the IRS rules with respect to restorative payments. Rev. Rul. 2002–45, 2002–2 C.B. 116.

[6] *See*, Advisory Opinion 95–20A (Oct. 17, 1995).

[7] *Lockheed* v. *Spink*, 517 U.S. 882, 892–893 (1996)(the payment of benefits is not a prohibited transaction).

than comparable arms-length terms and conditions that would have been agreed to by unrelated parties under similar circumstances.

(e) The transaction is not part of an agreement, arrangement, or understanding designed to benefit a party in interest.

(f) Any extension of credit by the plan to a party in interest in connection with the settlement of a legal or equitable claim against the party in interest is on terms that are reasonable, taking into consideration the creditworthiness of the party in interest and the time value of money.

(g) The transaction is not described in Prohibited Transaction Exemption (PTE) 75–1, A.I. (41 FR 12740, March 26, 1976, as corrected, 41 FR 16620, April 20, 1976) (relating to delinquent employer contributions to multiemployer and multiple employer collectively bargained plans).

Section III. Prospective Conditions

In addition to the conditions described in section II, the following conditions apply to the transactions described in section I(a) and (b) entered into after January 30, 2004:

(a) Where the litigation has not been certified as a class action by the court, an attorney or attorneys retained to advise the plan on the claim, and having no relationship to any of the parties, other than the plan, determines that there is a genuine controversy involving the plan.

(b) All terms of the settlement are specifically described in a written settlement agreement or consent decree.

(c) Assets other than cash may be received by the plan from a party in interest in connection with a settlement only if:

(1) Necessary to rescind a transaction that is the subject of the litigation; or

(2) Such assets are securities for which there is a generally recognized market, as defined in ERISA section 3(18)(A), and which can be objectively valued. Notwithstanding the foregoing, a settlement will not fail to meet the requirements of this paragraph solely because it includes the contribution of additional qualifying employer securities in settlement of a dispute involving such qualifying employer securities.

(d) To the extent assets, other than cash, are received by the plan in exchange for the release of the plan's or the plan fiduciary's claims, such assets must be specifically described in the written settlement agreement and valued at their fair market value, as determined in accordance with section 5 of the Voluntary Fiduciary Correction (VFC) Program, 67 FR 15062 (March 28, 2002). The methodology for determining fair market value, including the appropriate date for such determination, must be set forth in the written settlement agreement.

(e) Nothing in section III (c) shall be construed to preclude the exemption from applying to a settlement that includes a written agreement to: (1) make future contributions; (2) adopt amendments to the plan; or (3) provide additional employee benefits.

(f) The fiduciary acting on behalf of the plan has acknowledged in writing that it is a fiduciary with respect to the settlement of the litigation on behalf the plan.

(g) The plan fiduciary maintains or causes to be maintained for a period of six years the records necessary to enable the persons described below in paragraph (h) to determine whether the conditions of this exemption have been met, including documents evidencing the steps taken to satisfy sections II (b), such as correspondence with attorneys or experts consulted in order to evaluate the plan's claims, except that:

(1) If the records necessary to enable the persons described in paragraph (h) to determine whether the conditions of the exemption have been met are lost or destroyed, due to circumstances beyond the control of the plan fiduciary, then no prohibited transaction will be considered to have occurred solely on the basis of the unavailability of those records; and

(2) No party in interest, other than the plan fiduciary responsible for recordkeeping, shall be subject to the civil penalty that may be assessed under section 502(i) of the Act or to the taxes imposed by section 4975(a) and (b) of the Code if the records are not maintained or are not available for examination as required by paragraph (h) below;

(h)(1) Except as provided below in paragraph (h)(2) and notwithstanding any provisions of section 504(a)(2) and (b) of the Act, the records referred to in paragraph (g) are unconditionally available at their customary location for examination during normal business hours by—

(A) Any duly authorized employee or representative of the Department or the Internal Revenue Service;

(B) Any fiduciary of the plan or any duly authorized employee or representative of such fiduciary;

(C) Any contributing employer and any employee organization whose members are covered by the plan, or any authorized employee or representative of these entities; or

(D) Any participant or beneficiary of the plan or the duly authorized employee or representative of such participant or beneficiary.

(2) None of the persons described in paragraph (h)(1)(B) through (D) shall be authorized to examine trade secrets or commercial or financial information which is privileged or confidential.

Section III. Definition

For purposes of this exemption, the terms "employee benefit plan" and "plan" refer to an employee benefit plan described in section 3(3) of ERISA and/or a plan described in section 4975(e)(1) of the Code.

III. Description of Proposed Amendments

New Transactions

The proposed amendment expands the transactions covered by the exemption. In this regard, warrants and stock rights are often offered to shareholders, including the company's employee benefit plan, in settlement of litigation, including bankruptcy. In such situations, bonds or other property that do not constitute qualifying employer securities under ERISA may also be offered to employee benefit plans. ERISA does not permit plans to hold these assets absent an individual exemption. Effective as of the date of publication of the final exemption in the Federal Register, a plan may acquire, hold, and dispose of employer securities in settlement of litigation, including bankruptcy. The transactions covered by the exemption include the subsequent disposition of stock rights and warrants by sale or by exercise of the rights or warrants.

Modified Conditions

The exemption currently requires that an attorney retained to advise[6] the plan determine that there is a genuine controversy, unless the case has been certified as a class action. As amended, this genuine controversy requirement may be met in non-class action cases if a Federal or State agency is a plaintiff in the litigation.

Section II (b) has been redrafted to clarify that the settlement is being authorized by a fiduciary (hereinafter referred to as the Authorizing Fiduciary).

Currently, the independent fiduciary must assess the reasonableness of the settlement in light of the risks and costs of litigation, and the value of claims foregone. The Department has become concerned that some independent fiduciaries, and those responsible for their retention, are viewing this condition too narrowly. As result, the amendment clarifies that in assessing the reasonableness of any settlement, the Authorizing Fiduciary must consider the entire settlement. This includes the scope of the release of claims and the value of any non-cash assets. In this regard, the Department further emphasizes that the Authorizing Fiduciary, in assessing the reasonableness of the settlement, may not exclude consideration of the attorney's fee award or any other sums to be paid from the recovery (*e.g.*, consultants) in connection with the settlement of the litigation.

Since the class exemption was finalized, attorneys for the Department have reviewed numerous releases in class-action litigation involving

[6] The Department is aware that at least one commentator has interpreted this condition as requiring a formal opinion of counsel. This is not the case. Further, it is not necessary for the litigation to be filed. If suit has not been filed, the independent attorney can review the disputed issues and conclude that there is a genuine controversy. As noted in the original exemption, the purpose of this condition is to avoid covering sham transactions. *See, Dairy Fresh Corp. v. Poole*, 108 F.Supp. 2d 1344, 1353 (S.D. Ala. 2000).

employee benefit plans. Some of these releases were unreasonably broad. The Department continues to believe that the role of the Authorizing Fiduciary includes a careful review of the scope of any release that will eliminate the claims of the plan or the plan fiduciaries. In some instances, it may be necessary for the Authorizing Fiduciary to raise objections with the court, for example, requesting that the court narrow the scope of the release.[9]

The Department further notes that the amount of the attorney's fees award to plaintiffs' attorneys may reduce the plan's recovery, directly or indirectly.[10] The Department recognizes that the attorneys bringing these cases are entitled to fair compensation. However, in some instances there have been abuses in connection with class-action attorney's fees.[11] In 2005, Congress passed the Class Action Fairness Act of 2005 [12] to address some of these issues. Where the plan's share of the settlement is significant, the Authorizing Fiduciary is generally well-positioned to use its bargaining strength to ensure that these fees are reasonable. It is the view of the Department that the Authorizing Fiduciary's role may require involvement in the attorney's fee decisions, including possibly filing a formal objection with the court regarding these fees.

The proposed amendment expands the scope of non-cash consideration that may be accepted by an Authorizing Fiduciary on behalf of the plan, subject to additional conditions. Such consideration is divided into two categories: Non-cash assets and benefits enhancements. Non-cash assets consist of property that can be appraised pursuant to the guidelines set forth in the Department's Voluntary Fiduciary Correction (VFC) Program.[13] As amended, employer securities, including bonds, and stock rights or warrants on employer securities, are covered.

The current exemption specifies that a written agreement to make future contributions could be accepted in exchange for a release. This continues to be the case. As amended, a written promise by the employer to increase future contributions falls within the expanded category of non-cash assets. The fair market value of a stream of future contributions can be determined by a qualified appraiser. In contrast, benefits enhancements, *i.e.*, where the employer offers to change the plan design to increase opportunities to diversify, or to offer other employee benefits, are plan amendments, not plan assets. Therefore, the exemption requires only approval by the Authorizing Fiduciary with respect to such benefits enhancements. Because such enhancements do not make the plan whole and may not benefit the same participants who were harmed by the actions that are the subject of litigation,[14] such offers should be subject to additional scrutiny by the Authorizing Fiduciary.

As amended, relief is provided for the acquisition, holding, and disposition of employer securities that are not "qualifying," within the meaning of section 407(d)(5) of the Act. We understand from our conversations with independent fiduciaries that when settling cases involving financially troubled companies, stock rights and warrants may be all that is available. In other instances, employer-issued bonds or other debt instruments may offer the best possibility for recovery. The relief provided by the class exemption for holding such non-cash assets extends only to relief from the prohibited transaction provisions of sections 406(a) and 407(a) of the Act, no relief is provided from the fiduciary provisions of section 404 of the Act. Before authorizing a settlement involving non-cash assets, the Authorizing Fiduciary must determine whether accepting such assets is prudent and in the interest of participants and beneficiaries.

In addition, where such non-cash assets are employer securities, particular attention must be paid to ERISA's diversification requirements. Section 404(a)(1)(C) requires that a fiduciary diversify the investments of the plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so. Section 404(a)(2) provides that, in the case of an eligible individual account plan, the diversification requirement of section 404(a)(1)(C) and the prudence requirement (only to the extent that it requires diversification) of section 404(a)(1)(B) are not violated by the acquisition or holding of qualifying employer securities. To the extent that the employer securities do not meet the definition of qualifying employer securities under section 407(d)(5) of the Act, the exception contained in section 404(a)(2) from the diversification requirements of the Act would not apply to a Plan's investment in these assets. Accordingly, it is the responsibility of the Authorizing Fiduciary to determine the appropriate level of investment in employer securities, based on the particular facts and circumstances, consistent with its responsibilities under section 404 of the Act.

Where non-cash assets or benefits enhancements are being considered, the Authorizing Fiduciary must first determine that a cash settlement is either not feasible or is less beneficial than the alternative. Any non-cash assets must be valued at their fair market value in accordance with section 5 of the Voluntary Fiduciary Correction Program, 71 FR 20262, 20270 (Apr. 19, 2006). Both non-cash assets and benefits enhancements must be described in the written settlement agreement.

Where employer securities are received by the plan from the employer as part of the settlement, the Authorizing Fiduciary or another independent fiduciary must retain sole responsibility for investment decisions regarding the assets unless such responsibility is delegated to individual participants in an individual account plan. The proposed amendment provides that the plan may not pay any commissions in connection with the acquisition of assets pursuant to this exemption.

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[9] The Department does not suggest that other litigants can release ERISA-based claims of the Secretary of Labor, plan fiduciaries, participants or beneficiaries.

[10] In some instances, the amount of the settlement fund is finalized before the attorney's fee awards are determined. In other instances, the attorney's fees are calculated as a percentage of the settlement fund. Generally, a court will review the reasonableness of the attorney's fee award.

[11] This issue was considered by the Federal Trade Commission's Class Action Fairness Project. The FTC's web site contains links to many of the materials produced in connection with the Class-Action Fairness Project. Federal Trade Commission Home Page, *http://www.ftc.gov/bcp/workshops/classaction/index.htm* (last visited Apr. 2, 2007).

[12] Pub. L. 109–2, 119 Stat. 4 (2005). The Act amends both Rule 23 of the Federal Rules of Civil Procedure and 28 U.S.C. 1332. It expands federal jurisdiction over certain cases and contains new rules for class action settlements and calculation of attorney's fees.

[13] 71 FR 20262 (Apr. 19, 2006). The VFC Program, as amended, covers certain prohibited transactions involving illiquid property. The exemption states that such property includes, but is not limited to, restricted and thinly traded stock, limited partnership interests, real estate and collectibles. 71 FR at 20279. Authorizing Fiduciaries may find the guidelines in the VFC Program helpful in considering whether accepting Non-Cash property as part of a settlement is appropriate given the risks and additional costs that may be incurred where a plan holds such property. Illiquid assets may complicate the plan's mandatory distributions at age 70 1/2 pursuant to section 401(a)(9) of the Code. The Service takes the position that compliance with this provision may necessitate distribution of a participant's fractional interest in the illiquid asset, which could result in additional costs to the plan. *See, e.g.*, I.R.S. Priv. Ltr. Rul. 9728032 (June 27, 1997) and I.R.S. Priv. Ltr. Rul. 9226068 (June 26, 1992).

[14] See generally, Field Assistance Bulletin No. 2006–01 (Apr. 9, 2006) at *http://www.dol.gov/ebsa/regs/fab_2006-1.html* for a discussion of issues to be considered when the need arises to allocate settlement proceeds among different classes of participants and beneficiaries.

As is the case in the current exemption, the Authorizing Fiduciary must acknowledge in writing that it is a fiduciary for purposes of the settlement. As noted above, since the original exemption was granted at the end of 2003, the Department has learned that practitioners are divided on whether or not the Authorizing Fiduciary's role in the settlement included review of attorney's fees. It is the view of the Department that in any instance where an attorney's fee award or any other sums to be paid from the recovery has the potential to reduce the plan's overall recovery, the Authorizing Fiduciary should take appropriate steps to review the proposed fees. The exact nature of the Authorizing Fiduciary's role in connection with attorney's fees and other expenses paid from the recovery will vary depending on the size and nature of the litigation.

General Information

The attention of interested persons is directed to the following:

(1) The fact that a transaction is the subject of an exemption under section 408(a) of the Act and section 4975(c)(2) of the Code does not relieve a fiduciary or other party in interest or disqualified person from certain other provisions of the Act and the Code, including any prohibited transaction provisions to which the exemption does not apply and the general fiduciary responsibility provisions of section 404 of the Act which require, among other things, that a fiduciary discharge his or her duties with respect to the plan solely in the interests of the participants and beneficiaries of the plan and in a prudent fashion in accordance with section 404(a)(1)(B) of the Act; nor does it affect the requirement of section 401(a) of the Code that the plan must operate for the exclusive benefit of the employees of the employer maintaining the plan and their beneficiaries;

(2) Before an exemption may be granted under section 408(a) of the Act and section 4975(c)(2) of the Code, the Department must find that the exemption is administratively feasible, in the interests of plans and their participants and beneficiaries and protective of the rights of the participants and beneficiaries of plans;

(3) If granted, the exemption will be applicable to a particular transaction only if the conditions specified in the class exemption are met; and

(4) The exemption, if granted, will be supplemental to, and not in derogation of, any other provisions of the Code and the Act, including statutory or administrative exemptions and transitional rules. Furthermore, the fact that a transaction is subject to an administrative or statutory exemption is not dispositive of whether the transaction is in fact a prohibited transaction.

Written Comments and Hearing Requests

All interested persons are invited to submit written comments or requests for a public hearing on the proposed exemption to the address and within the time period set forth above. All comments will be made a part of the record. Comments and requests for a hearing should state the reasons for the writer's interest in the proposed exemption. Comments received will be available for public inspection with the referenced application at the above-referenced address.

Proposed Exemption

Section I. Prospective Exemption—Covered Transactions

Effective [DATE OF PUBLICATION OF FINAL EXEMPTION IN THE **Federal Register**], the restrictions of sections 406(a) and 407(a) of ERISA and the taxes imposed by section 4975(a) and (b) of the Code, by reason of section 4975(c)(1)(A) through (D) of the Code, shall not apply to the following transactions, if the relevant conditions set forth in sections II through III below are met:

(a) The release by the plan or a plan fiduciary of a legal or equitable claim against a party in interest in exchange for consideration, given by, or on behalf of, a party in interest to the plan in partial or complete settlement of the plan's or the fiduciary's claim.

(b) An extension of credit by a plan to a party in interest in connection with a settlement whereby the party in interest agrees to repay, over time, an amount owed to the plan in settlement of a legal or equitable claim by the plan or a plan fiduciary against the party in interest.

(c) The plan's acquisition, holding, and disposition of employer securities received in settlement of litigation, including bankruptcy. Disposition of employer securities that are stock rights or warrants includes sale of these securities, as well as the exercise of the rights or warrants.

Section II Prospective Exemption—Conditions

(a) Where the litigation has not been certified as a class action by the court, and no federal or state agency is a plaintiff in the litigation, an attorney or attorneys retained to advise the plan on the claim, and having no relationship to any of the parties involved in the claims, other than the plan, determines that there is a genuine controversy involving the plan.

(b) The settlement is authorized by a fiduciary (The Authorizing Fiduciary) that has no relationship to, or interest in, any of the parties involved in the claims, other than the plan, that might affect the exercise of such person's best judgment as a fiduciary.

(c) The settlement terms, including the scope of the release of claims; the amount of cash and the value of any non-cash assets received by the plan; and the amount of any attorney's fee award or any other sums to be paid from the recovery, are reasonable in light of the plan's likelihood of full recovery, the risks and costs of litigation, and the value of claims foregone.

(d) The terms and conditions of the transaction are no less favorable to the plan than comparable arms-length terms and conditions that would have been agreed to by unrelated parties under similar circumstances.

(e) The transaction is not part of an agreement, arrangement, or understanding designed to benefit a party in interest.

(f) Any extension of credit by the plan to a party in interest in connection with the settlement of a legal or equitable claim against the party in interest is on terms that are reasonable, taking into consideration the creditworthiness of the party in interest and the time value of money.

(g) The transaction is not described in section A.I. of Prohibited Transaction Exemption (PTE) 76–1 (41 FR 12740, 12742 (Mar. 26, 1976), as corrected, 41 FR 16620 Apr. 20, 1976)(relating to delinquent employer contributions to multiemployer and multiple employer collectively bargained plans).

(h) All terms of the settlement are specifically described in a written settlement agreement or consent decree.

(i) Non-cash assets, which may include employer securities, and written promises of future employer contributions (hereinafter, "non-cash assets"), and/or a written agreement to adopt future plan amendments or provide additional employee benefits (hereinafter "benefits enhancements") may be provided to the plan by a party in interest in exchange for a release by the plan or a plan fiduciary only if:

(1) the Authorizing Fiduciary determines that an all cash settlement is either not feasible, or is less beneficial to the participants and beneficiaries than accepting all or part of the settlement in non-cash assets and/or benefits enhancements;

END